William Gleeson
Applied Minerals, Inc.
110 Green Street, Suite 1101
New York, NY 10012
212.226.4351
wgleeson@appliedminerals.com

March 28, 2014

By EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631

Re: Applied Minerals, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed March 28, 2015
File No. 333-191532

Dear Mr. Lopez:

We have filed Amendment No. 4 to the registration statement.

Amendment No. 3 was filed on February 7, 2014.

I received a  voicemail during the week of February 17, which was substantially as set forth below, indicating that it was the only staff comment:

Please indicate whether either (i) the sale of common stock and warrants for $10,000,000 on December 22, 2011 or (ii) the sale Convertible PIK Election Notes for $10,500,000 on  August 2, 2013 was a transaction reportable under Item 404 of Item S-K and if so, amend the filing to include appropriate disclosure

By telephone, I reported to the staff member that neither sale was a transaction reportable under Item 404 of Item S-K.  But I noted that under Item 3-12 of S-X, the financial statements were now stale and we would have to amend the registration statement once the Company filed the 10-K for 2013.  The staff member called back confirming my interpretation of Item 3-12 and asked me to note my response to the voicemail comment in the cover letter to the next amendment.

The consents of the independent auditors have been updated.

The amendment contains a combined prospectus pursuant to Rule 429(a) and serves as a post-effective amendment under Rule 429(b) to Registration Statement No. 333-179139. Registration Statement No. 333-179139 was filed on Form S-3 on January 23, 2012 and declared effective on February 6, 2012. Registration Statement No. 333-179139 is identified by setting forth the Commission file number at the bottom of the facing page of the Amendment No.4.  Applied Minerals, Inc. is not currently eligible to use Form S-3 (because of the size of the public float) and the post-effective amendment to that Registration Statement No. 333-179139 is being filed on Form S-1.

We have marked the changes from Amendment No. 3.  Since the information from Registration No. 333-179139 is included in this prospectus for the first time, there is a lot of marking.  But I can assure you that:

(a) with regard to the offering described in Amendment No. 3, Amendment No. 4 contains no substantive changes except for (i) updating for later dates and for information in the just filed 10-K (2013 financial results and updating of risk factors) and (ii) the documents incorporated by reference (the reports incorporated have been changed); and

(b) with regard to the offering described in the S-3, Amendment No. 4 contains no substantive changes except for (i) updating for later dates and for information in the just filed 10-K (2013 financial results and updating of risk factors) and (ii) the documents incorporated by reference (the reports incorporated have changed and no forward incorporation).

Very truly yours,

/s/ William Gleeson

William Gleeson